Issuer Free Writing Prospectus dated December 18, 2020
Filed Pursuant to Rule 433 of the Securities Act of 1933
Registration Statement No. 333-234025
Relating to the Preliminary Prospectus Supplement
Dated December 17, 2020

Term Sheet

VistaGen Therapeutics, Inc.
$100,280,000
Common Stock
Series D Convertible Preferred

Issuer	VistaGen Therapeutics, Inc.

Securities offered by us
63,000,000 shares of common stock at a public offering price of $0.92 per share

2,000,000 shares of Series D Convertible Preferred Stock at a public offering price of $21.16 per share (the “Series D preferred stock”).

Series D Preferred Stock

Conversion Rights
Each share of our Series D preferred stock is initially convertible into 23 shares of our common stock at any time at the option of the holder, provided that, the Series D preferred stock shall not be convertible prior to the date on which we have received approval of our stockholders to increase the total authorized shares of our common stock by at least an amount necessary to reserve shares sufficient to satisfy our conversion obligations in respect of the Series D preferred stock and an amendment to our Restated and Amended Articles of Incorporation reflecting such increase becomes effective (the “Approval Date”),  provided further, that the holder will be prohibited, subject to certain exceptions, from converting such shares of Series D preferred stock into shares of our common stock if, as a result of such conversion, the holder, together with its affiliates and other attribution parties, would own more than 9.99% of the total number of shares of our common stock then issued and outstanding, which percentage may be changed at the holder’s election to a lower percentage at any time or to a higher percentage not to exceed 19.99%, in each case upon 61 days’ notice to us.

Liquidation preference
Prior to the Approval Date, in the event of our liquidation, dissolution, or winding up, holders of our Series D preferred stock will receive a payment equal to $0.001 per share before any proceeds are distributed to the holders of our common stock. On and after the Approval Date, the Series D preferred stock will have no liquidation preference.

Voting rights
Prior to the Approval Date, holders of shares of our Series D preferred stock will have one vote per share of Series D preferred stock and will vote as a single class with our shares of common stock. On and after the Approval Date, shares of Series D preferred stock will generally have no voting rights, except to the extent expressly provided in our Restated and Amended Articles of Incorporation or as otherwise required by law.

However, for so long as shares of Series D preferred stock are outstanding, the affirmative consent of holders of a majority of the outstanding Series D preferred stock will be required before we can:

●   amend, alter, modify or repeal (whether by merger, consolidation or otherwise) the certificate of designations relating to our Series D preferred stock, our articles of incorporation or our bylaws in any manner that adversely affects the rights, preferences, privileges or the restrictions provided for the benefit of, the Series D preferred stock;

●   issue further shares of Series D preferred stock or increase or decrease (other than by conversion) the number of authorized shares of Series D preferred stock; or

● enter into any agreement to do any of the foregoing that is not expressly made conditional on obtaining the affirmative vote or written consent of the requisite holders.

Ranking
The Series D preferred stock will rank:

●   senior to any class or series of our capital stock hereafter created specifically ranking by its terms junior to the preferred stock;

●   until the Approval Date, senior to our common stock;

●   on parity to all shares of our Series A Convertible Preferred Stock, Series B 10% Convertible Preferred Stock and Series C Convertible Preferred Stock;

●   on parity with any class or series of capital stock hereafter created specifically ranking by its terms on parity with the preferred stock; and

●   junior to any class or series of capital stock hereafter created specifically ranking by its terms senior to the preferred stock;

in each case, as to distributions of assets upon our liquidation, dissolution or winding up, whether voluntarily or involuntarily.

Use of proceeds
We intend to use the net proceeds from this offering for research, development and manufacturing and regulatory expenses associated with continuing development of PH94B, PH10, AV-101, and potential drug candidates to expand our CNS pipeline and for other working capital and general corporate purposes.

Joint Book-Running Managers	Jefferies LLC and William Blair & Company, L.L.C.

Listing
There is no established public trading market for the Series D preferred stock, and we do not expect a market to develop. In addition, we do not intend to apply for listing of the Series D preferred stock on the Nasdaq Capital Market or on any national securities or other nationally recognized trading system. Our common stock is listed on the Nasdaq Capital Market under the symbol “VTGN.”

Settlement	December 22, 2020

The issuer has filed a registration statement on Form S-3 (File No. 333-234025), previously filed with the Securities and Exchange Commission (the “SEC”) and declared effective on October 7, 2019. The securities may be offered only by means of a prospectus supplement and accompanying prospectus that form a part of the registration statement. In connection with the offering, a preliminary prospectus supplement, including the accompanying prospectus, describing the terms of the offering was filed with the SEC on December 17, 2020. A final prospectus supplement relating to and describing the terms of the offering will be filed with the SEC and will be available on the SEC's website at www.sec.gov. When available, copies of the final prospectus supplement and the accompanying prospectus relating to the offering may also be obtained by contacting: Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY 10022, or by telephone at (877) 821-7388, or by e-mail: Prospectus_Department@Jefferies.com or William Blair & Company, L.L.C., Attention: Prospectus Department, 150 North Riverside Plaza, Chicago, IL 60606 or by email at prospectus@williamblair.com or by telephone at +1-800-621-0687.